                                                                       EXHIBIT D

November 16, 1999





RCG Kingston L.L.C.
757 Third Avenue, 27th Floor
New York, NY  10017

Gentlemen:

As you requested in your letters of September 30, 1999 and November 5, 1999, the Board of Directors of People's Bancshares, Inc. has considered whether it should hire an investment banker to try to sell the Company and appoint three persons to be nominated by your group for seats on the Board. We have decided that it would be inappropriate to do so. While we believe that the Company's excellent financial results demonstrate the strong leadership that the existing Directors have provided, management is certainly willing to receive and review any helpful suggestions you or other shareholders may have as to how to improve the Company's performance.

Sincerely,

/s/ Richard S. Straczynski
--------------------------

Richard S. Straczynski
President & CEO